Mail Stop 6010

July 6, 2007

Mr. Ronald J. Semanick
Chief Financial Officer
Paragon Technologies, Inc.
600 Kuebler Road
Easton, Pennsylvania 18040

> **Re:** **Paragon Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **File No. 001-15729**

Dear Mr. Semanick:

We have reviewed your filings and your response letter dated June 20, 2007 and we have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data, page 36

1.   Please refer to prior comment 2. Please confirm that in future filings, you will include the information required by paragraph 37 of SFAS 131 within the notes to your financial statements.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

            You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        Kevin Vaughn
                                        Branch Chief